UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Medifast, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

58470H101
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,691
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 406,691
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,691*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

* Includes an aggregate of 53,250 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 343,309
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 343,309
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,309*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

* Includes an aggregate of 46,750 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,691
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 406,691
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,691*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

* Includes an aggregate of 53,250 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,691
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 406,691
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,691*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO

* Includes an aggregate of 53,250 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 343,309
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 343,309
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,309*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

* Includes an aggregate of 46,750 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 750,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

* Includes an aggregate of 100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 750,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

* Includes an aggregate of 100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 750,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

* Includes an aggregate of 100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 58470H101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Medifast, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 11445 Cronhill Drive, Owings Mills, Maryland  21117.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Engaged Capital Master Feeder I, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Master Feeder II, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital I, LP, a Delaware limited partnership (“Engaged Capital I”), as a feeder fund of Engaged Capital Master I;

(iv)	Engaged Capital I Offshore, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Master I;

(v)	Engaged Capital II, LP, a Delaware limited partnership (“Engaged Capital II”), as a feeder fund of Engaged Capital Master II;

(vi)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment advisor of each of Engaged Capital Master I and Engaged Capital Master II;

(vii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(viii)	Glenn W. Welling, as the managing member and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Offshore is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

CUSIP NO. 58470H101

(c)           The principal business of each of Engaged Capital Master I and Engaged Capital Master II is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Engaged Capital II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, Engaged Capital Offshore and Engaged Capital II. Engaged Capital is also the general partner of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, and Engaged Capital II. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder, Managing Member and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Offshore are organized under the laws of the Cayman Islands.  Engaged Capital I, Engaged Capital II, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware.  Mr. Welling is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Master I and Engaged Capital Master II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 353,441 Shares beneficially owned by Engaged Capital Master I is approximately $9,624,486, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 53,250 Shares beneficially owned by Engaged Capital Master I is approximately $318,483, excluding brokerage commissions.  The aggregate purchase price of the 296,559 Shares beneficially owned by Engaged Capital Master II is approximately $8,067,444, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 46,750 Shares beneficially owned by Engaged Capital Master II is approximately $279,607, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 58470H101

The Reporting Persons have engaged in discussions with the Issuer’s management regarding improving the profitability of the Issuer’s operations, accelerating growth in the Issuer’s core business, and the adoption of a disciplined approach to capital allocation with a focus on return on invested capital. The Reporting Persons intend to continue to engage in discussions with the Issuer's Board of Directors (the “Board”) and management in hopes of enhancing value for all of the Issuer’s shareholders.

The Reporting Persons have communicated to the Issuer's management that they believe the Issuer has multiple attractive attributes that are not being recognized by investors.  These include:

•
The stock trades at a ~40% discount to peers. Currently, the Issuer trades at 6.7x consensus 2014 EBITDA estimates, a 47% and 38% discount to weight loss peers Nutrisystem and Weight Watchers which trade at 12.6x and 10.8x, respectively, despite having what the Reporting Persons believe to be a superior operating model.

•	The Issuer generates strong and consistent cash flows and currently trades at a 10% unlevered free cash flow yield (unlevered free cash flow divided by enterprise value).

•
The Issuer has a strong balance sheet with ~20% of its market cap in cash and no debt. The Reporting Persons believe the Issuer maintains excess liquidity and is evaluating various options for use of this excess capital.  The Reporting Persons believe the Company must adopt a disciplined, “return-on-capital”-focused allocation process to ensure that capital is allocated to its highest and best risk-adjusted use, either through organic investments, acquisitions, or returned to shareholders through share repurchases and/or dividends.

•
The Issuer has an opportunity to significantly increase organic growth rates in its largest distribution channel, Take Shape for Life (“TSFL”). The Reporting Persons believe there is significant potential to grow the TSFL network by adding thousands of additional health coaches in new geographic regions within the United States. The Reporting Persons believe the Company’s penetration of the market is significantly below its peers and an enhanced focus in this area will have a material impact on accelerating the Company’s growth.  TSFL has only ~11,000 active health coaches compared to other multi-level marketing businesses with much larger networks. For example, for the first quarter of 2014, Herbalife had over 70,000 average active sales leaders in North America while USANA had over 80,000 active associates in the Americas and Europe. Further, TSFL’s direct sales model should result in lower customer churn and less volatility than other weight loss business models (e.g. group meetings, e-commerce, mobile apps).

•	Management is in the process of employing short- and medium-term levers to improve Company performance.
o	Efforts underway to franchise the under-performing corporate-owned Medifast Weight Control Centers (“MWCC”) could drive an estimated $5-$10 million increase in earnings.
o	Management believes the changes made to the TSFL compensation plan in 2013 will reduce commissions by 2% and increase annual EBITDA by $4-$5 million.
o	Growth in the MWCC business is economically attractive and “capital light.” The Issuer is targeting 250 franchised MWCC locations, as compared to only 41 at the end of 2013.

CUSIP NO. 58470H101

•
~75% gross margin business with flexible cost structure. The Issuer generates revenue primarily from the sale of food. The Issuer’s high gross margins are due to the fact that approximately half of its food products are manufactured internally even with significant excess capacity in its manufacturing facility. The majority of the Issuer’s operating costs are comprised of variable commissions and advertising expenses and therefore provide the Issuer financial flexibility and downside protection.

•
Multi-level marketing model does not present material risk. Unlike other direct sales models, the Issuer’s health coaches do not hold or distribute inventory. Product is shipped directly from the Issuer to the end customer and health coaches do not receive a commission on products they purchase for personal consumption.  Further, sales to coaches for personal consumption comprise only approximately 6% of the Issuer’s total revenues.

•
New management team continues to make positive changes. The Issuer’s relatively new management team has, to date, made numerous positive changes to “professionalize” the business, including the recruitment of new management talent and a renewed focus on profitable growth and return on invested capital. The Reporting Persons believe this process is still in early stages and if it continues within both the management ranks and the Board, it has the potential to drive significant shareholder value as the business continues to grow and mature.

•
The Reporting Persons believe that if the public markets fail to recognize the intrinsic value of the Company, the above attributes make the Issuer an attractive acquisition target for a strategic or financial acquirer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 13,131,642 Shares outstanding as of May 6, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2014.

As of the close of business on May 13, 2014, Engaged Capital Master I beneficially owned 406,691 Shares, including an aggregate of 53,250 Shares underlying the call options referenced in Item 6, constituting approximately 3.1% of the Shares outstanding. Each of Engaged Capital I and Engaged Capital Offshore, as feeder funds of Engaged Capital Master I, may be deemed to beneficially own the 406,691 Shares owned by Engaged Capital Master I, constituting approximately 3.1% of the Shares outstanding.

CUSIP NO. 58470H101

As of the close of business on May 13, 2014, Engaged Capital Master II beneficially owned 343,309 Shares, including an aggregate of 46,750 Shares underlying the call options referenced in Item 6, constituting approximately 2.6% of the Shares outstanding.  Engaged Capital II, as a feeder fund of Engaged Capital Master II, may be deemed to beneficially own the 343,309 Shares owned by Engaged Capital Master II, constituting approximately 2.6% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Master I and Engaged Capital Master II, may be deemed to beneficially own the 750,000 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.7% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 750,000 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.7% of the Shares outstanding.  Mr. Welling, as the managing member and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 750,000 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.7% of the Shares outstanding.

(b)           By virtue of their respective positions with Engaged Capital Master I, each of Engaged Capital I, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master I.

By virtue of their respective positions with Engaged Capital Master II, each of Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master II.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Engaged Capital Master I purchased in the over the counter market American-style call options referencing an aggregate of 53,250 Shares, which have an exercise price of $24 per Share and expire on June 30, 2015. Engaged Capital Master I sold in the over the counter market European-style put options referencing an aggregate of 53,250 Shares at an exercise price of $24 per Share, which expire on June 30, 2015.

CUSIP NO. 58470H101

Engaged Capital Master II purchased in the over the counter market American-style call options referencing an aggregate of 46,750 Shares, which have an exercise price of $24 per Share and expire on June 30, 2015.  Engaged Capital Master II sold in the over the counter market European-style put options referencing an aggregate of 46,750 Shares at an exercise price of $24 per Share, which expire on June 30, 2015.

On May 14, 2014 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Engaged Capital Master Feeder I, LP, Engaged Capital Master Feeder II, LP, Engaged Capital I, LP, Engaged Capital I Offshore, Ltd., Engaged Capital II, LP, Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling, dated May 14, 2014.

CUSIP NO. 58470H101

 SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2014

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 58470H101

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

CUSIP NO. 58470H101

SCHEDULE A

Directors and Officers of Engaged Capital I Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 58470H101

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL MASTER FEEDER I, LP

Purchase of Common Stock	3,700	30.4470	04/04/2014
Purchase of Common Stock	4,900	30.4887	04/07/2014
Purchase of Common Stock	2,744	30.9581	04/10/2014
Purchase of Common Stock	16,700	30.9285	04/11/2014
Purchase of Call Option	53,250 (1)	29.9709	05/13/2014
Sale of Put Option	(53,250) (2)	29.9709	05/13/2014

ENGAGED CAPITAL MASTER FEEDER II, LP

Purchase of Common Stock	3,200	30.4470	04/04/2014
Purchase of Common Stock	3,700	30.4887	04/07/2014
Purchase of Common Stock	2,156	30.9581	04/10/2014
Purchase of Common Stock	12,900	30.9285	04/11/2014
Purchase of Call Option	46,750 (1)	29.9709	05/13/2014
Sale of Put Option	(46,750) (2)	29.9709	05/13/2014

(1) Represents shares underlying American-style call options purchased in the over the counter market, which have a strike price of $24 per Share.  These call options expire on June 30, 2015.
(2) Represents shares underlying European-style put options sold in the over the counter market, which have a strike price of $24 per Share. These put options expire on June 30, 2015.